

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 11, 2017

<u>Via Email</u>
Ms. Laura C. Fulton
Chief Financial Officer
Hi-Crush Partners LP
Three Riverway
Suite 1350
Houston, Texas 77056

> **Re:** **Hi-Crush Partners LP**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 1-35630**

Dear Ms. Fulton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Year Ended December 31, 2016</u>
<u>Consolidated Financial Statements</u>
<u>Consolidated Statements of Operations, page F-4</u>

1. Please present on the face of your statements of operations the amount of net income (loss) attributable to the general partner and the amount attributable to the limited partners. Refer to SAB Topic 4:F.

<u>Note 4. Business Combinations, page F-12</u>

2. It appears the net assets of Hi-Crush Augusta and Hi-Crush Blair may have been transferred to you in dropdown transactions accounted for as common control transactions. It also appears that the earnings (losses) related to the transferred net assets before the date of these dropdown transactions were allocated to non-controlling

interests, rather than to the general partner. Please provide us with your GAAP basis for this treatment. Refer to ASC 260-10-55-111.

3.   In presenting the recast financial results on pages F-14 and F-15, please also reconcile from the net income (loss) amounts presented to net income (loss) attributable to limited partner units. Please also explain why net income (loss) per limited partner unit on a historical basis differs from that shown on a recast basis. Refer to ASC 260-10-55-111.

Note 11. Equity, page F-21

4.   You indicate the incentive distribution rights are treated as participating securities and may be transferred by your Sponsor at any time. If the incentive distribution rights represent a separate class of limited partner interest, please tell us your basis in GAAP for combining the general partner interests and incentive distribution rights in your statements of partners' capital on page F-6.

5.   Please revise the notes to your financial statements to include reconciliations of the numerators and denominators used in computing basic and diluted earnings per limited partner unit for each period presented in your consolidated statements of operations. Refer to the disclosure requirements in ASC 260-10-50-1(a).

Report on Form 8-K dated February 23, 2017
Item 1.01 Entry into Material Definitive Agreement

6.   You disclose that you entered into a membership interest purchase agreement to acquire all of the membership interests in Permian Basin Sand Company for a purchase price of $275 million of which up to $75 million may be paid in the form of newly-issued common units representing your limited partnership interests. You also disclose on page 1 of Exhibit 99.4 that you will account for this transaction as the acquisition of an asset. Please tell us why you believe it is appropriate to account for this transaction as the acquisition of an asset, rather than the acquisition of a business. Refer to the guidance outlined in ASC 805-10-55-4 through 55-9.

Exhibit 99.4   Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Statements of Operations

7.   Please present on the face of your pro forma statements of operations the amount of net income (loss) attributable to the general partner and the amount attributable to the limited partners. Refer to SAB Topic 4:F.

Note 2. Pro Forma Adjustments and Assumptions

8.   You disclose in footnote (f) that for purposes of preparing the pro forma combined condensed balance sheet, you have estimated the preliminary fair value of the contingent

consideration to be $0. You also disclose that the actual amount of contingent consideration will be based upon achievement of certain adjusted EBITDA levels in fiscal periods ending December 31, 2017 and 2018. Since it appears the amount of contingent consideration is subject to change, please revise to provide a sensitivity analysis disclosing how this amount could change and impact your consolidated balance sheet in the event that the required adjusted EBITA levels are attained.

9.   You disclose in footnote (g) that earnings per unit assumes 6,378,132 common units are issued in your planned offering at the closing price on February 22, 2017 of $21.95 per unit. Since it appears that the number of units to be sold and the related offering price are subject to change, please revise to include a sensitivity analysis indicating how your earnings per share would be impacted in the event the number of units issued or related offering price changes. Refer to the guidance in Rule 11-02(b)(8) of Regulation S-X.

10. Please revise the notes to your pro forma financial information to explain how the net income (loss) attributable to the limited partner's interest on a historical and pro forma basis was determined for each period presented. Also, please revise the notes to your financial statements to include reconciliations of the numerators and denominators used in computing basic and diluted earnings per limited partner unit for each period presented in your pro forma consolidated statements of operations. Refer to the disclosure requirements in ASC 260-10-50-1(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining